HNO International, Inc.	HNO International, Inc. 41558 Eastman Drive Suite B Murrieta, CA 92562

April 14, 2023

Via Edgar

United State Securities and Exchange Commission

Division of Corporation Finance

100 F. Street, N.E.

Washington, DC 20549

Attention: Claudia Rios
                 Mitchell Austin

Re: HNO International, Inc.

Offering Statement on Form 1-A

Filed March 22, 2023

File No. 024-12194

Dear Sir or Madam:

HNO International, Inc. (the “Company”) is hereby responding to your recent review letter addressed to Paul Mueller, Chief Executive Officer of the Company, dated April 5, 2023 (the “SEC Letter”). In response to the SEC Letter, the Company is filing Amendment No.1 to the offering statement on Form 1-A (the “Amendment”). This response letter addresses the concern you have expressed. The following numbered response correspond to the comment number in the SEC Letter.

Form 1-A filed March 22, 2023

General

1. We note that prior to filing this offering statement, the Company published interim financial statements for the three months ended January 31, 2023. Please advise as to what consideration the Company has given to updating the Form 1-A to include these interim financial statements and other relevant information. Consider Rule 252(a) of Regulation A and footnote 17 and the accompanying text in Securities Act Release No. 33-10591 for additional guidance.

We have filed the Amendment with the interim financial statements included.

Please direct your correspondence regarding this matter to the undersigned.

Very truly yours,

/s/ Paul Mueller

Paul Mueller

1